UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March 2014

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Explanatory Note:  This Report on Form 6-K contains further information regarding Portugal Telecom, SGPS, S.A. (“Portugal Telecom”) and the proposed business combination (the “Business Combination”) of Portugal Telecom with Oi S.A. (“Oi”) and Telemar Participações S.A. (“TmarPart”), including (1) unaudited pro forma financial information of TmarPart, which gives effect to the proposed Business Combination, including the proposed capital increase of Oi (including the contribution to Oi of all of the shares of PT Portugal, SGPS, S.A., a subsidiary of Portugal Telecom (“PT Portugal”), which is expected to hold all of Portugal Telecom’s operating assets, except interests held directly or indirectly in Oi, Contax Participações S.A. and Bratel B.V., and all of Portugal Telecom’s liabilities at the time of the contribution (the “PT Asset Transfer”), in exchange for Oi common shares and Oi preferred shares to be issued in the Oi capital increase), the proposed merger of shares (incorporação de ações) between TmarPart and Oi, the proposed merger (incorporação) of Portugal Telecom with and into TmarPart, and certain other steps of the Business Combination and (2) the historical audited consolidated financial statements of TmarPart as of December 31, 2013 and 2012 and for the three years ended December 31, 2013, which consolidated financial statements were used in preparing the unaudited pro forma financial information of TmarPart.

This Report on Form 6-K is hereby incorporated by reference into the Information Statement, dated March 10, 2014 (the “Information Statement”), which was included as Exhibit 1 to the Report on Form 6-K furnished by Portugal Telecom on March 11, 2014.

The Information Statement was prepared solely in connection with the Portugal Telecom extraordinary general shareholders’ meeting that will consider the PT Asset Transfer.  The information in this Report on Form 6-K is incorporated by reference into the Information Statement to provide further information regarding the Business Combination because the PT Asset Transfer is a step in that transaction.  The Information Statement and this Report on Form 6-K are not offering documents and do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

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Forward-Looking Statements:

This communication contains forward-looking statements. These statements are statements that are not historical facts, including statements regarding the outlook and expectations of Portugal Telecom, Oi and TmarPart, the surviving entity in the proposed business combination of Portugal Telecom and Oi (“CorpCo”), business strategies, future synergies and cost savings, future costs and future liquidity. The words “expects,” “believes,” “estimates,” “plans,” “anticipates,” “may,” “will,” “should,” “could,” “target,” “goal” and similar expressions, when used in relation to Portugal Telecom, Oi and CorpCo, are intended to indicate forward-looking statements. These statements reflect the current outlook of the management of Portugal Telecom, Oi and CorpCo and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, operational factors, corporate approvals and other factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. All forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements set forth in this paragraph. Forward-looking statements speak only as of the date they are made. Except as required under the U.S. federal securities laws and the rules and regulations of the SEC or of regulatory authorities in other applicable jurisdictions, we do not have any intention or obligation to update or to publicly announce the results of any revisions to any of the forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. You are advised, however, to consult any further disclosures Portugal Telecom, Oi or CorpCo makes on related subjects in reports and communications Portugal Telecom, Oi and CorpCo file with the SEC.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 24, 2014.

PORTUGAL TELECOM, SGPS, S.A.

	By:	/s/ Nuno Vieira
Name: Nuno Vieira
Title: Investor Relations Director

EXHIBIT INDEX

Exhibit	Description of Exhibit
1	Unaudited Pro Forma Financial Information of Telemar Participações S.A.

2	Consolidated Financial Statements of Telemar Participações S.A. and Subsidiaries as of December 31, 2013 and 2012 and for the three years ended December 31, 2013.